January 4, 2022

VIA EDGAR TRANSMISSION

Office of Energy & Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	P.A.M. Transportation Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 5, 2021
File No. 000-15057

Ladies and Gentlemen:

The following is the response of P.A.M. Transportation Services, Inc. (“P.A.M.” or the “Company”) to the comment contained in the letter from the Office of Energy & Transportation (the “Staff”) to Mr. Allen W. West, dated December 20, 2021. For convenient reference, this response letter duplicates the text of the enumerated Staff comment, as well as the headings contained in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Selected Financial Data, page 21

1.	We note your response to our prior comment indicates that you will provide clarifying disclosures regarding your metrics in future filings. Please provide us with your proposed revised disclosures based on the metrics provided in the Form 10-K for the fiscal year ended December 31, 2020.

1

Response:

Below are the Company’s proposed revised disclosures based on the metrics provided in the Form 10-K for the fiscal year ended December 31, 2020, as specifically noted in the Staff’s initial comment dated November 30, 2021. Specifically, the Company proposes to supplement the Selected Financial Data table and footnotes in the Form 10-K to include the additional operating data and footnote disclosures marked as follows:

	Year Ended December 31,
Operating Data:	2020	2019	2018	2017	2016
Operating revenues, before fuel surcharge, for truckload services	337,529	363,593	356,569	322,425	338,323
Operating revenues, before fuel surcharge, for brokerage and logistics services	101,458	75,918	89,286	51,098	44,413
Operating ratio (1)	92.3%	97.1%	90.7%	96.6%	94.8%
Average number of truckloads per week	6,859	8,405	8,420	7,134	6,827
Average miles per trip	553	499	521	635	684
Total miles traveled (in thousands)	193,481	213,048	222,738	229,392	237,266
Average trucks in fleet (2)	2,003	2,075	1,901	1,835	1,891
Average miles per truck	96,532	102,674	117,169	125,009	125,471
Average revenue, before fuel surcharge per truck per day (3)	$863	$834	$923	$805	$797
Average revenue, before fuel surcharge per loaded mile (4)	$1.91	$1.84	$1.71	$1.51	$1.53
Empty mile factor	8.8%	7.3%	6.3%	6.8%	6.8%

At end of period:
Total company-owned/leased trucks (5)	2,013	2,130	2,031	1,721	1,855
Average age of company-owned trucks (in years)	1.44	1.46	1.20	1.49	1.49
Total company-owned/leased trailers (6)	7,220	7,081	6,397	5,795	5,699
Average age of company-owned trailers (in years)	4.92	4.18	3.54	3.38	2.71
Number of employees and independent contract drivers	2,996	3,242	3,345	2,969	3,216

____________

(1)	Total operating expenses, net of fuel surcharge as a percentage of operating revenues, before fuel surcharge.
(2)	Calculated as the average of the number of trucks in the fleet during each day within the period, including independent contractor trucks.
(3)	Consists of total operating revenues, before fuel surcharge, divided by average trucks in fleet, and further divided by 254 work days in each year, which excludes weekends, federal holidays and February 29 in leap years.
(4)	Consists of total operating revenues, before fuel surcharge, for truckload services, divided by total miles traveled, net of empty miles.
(5)	Includes the following numbers of independent contractor trucks: 355 in 2020, 553 in 2019, 597 in 2018, 560 in 2017, and 578 in 2016.
(6)	Includes the following numbers of leased trailers: 0 in 2020, 56 in 2019, 43 in 2018, zero in 2017, and 232 in 2016.

If you have any questions or require further information, please do not hesitate to contact me at
(479) 361-5409.

Sincerely,

/s/ Allen W. West

Allen W. West

Chief Financial Officer

cc:	Via E-mail
Courtney C. Crouch, III, Esq.
Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.

Jason M. Butler, Partner
Grant Thornton

2